

**Via fax (86) 10-5913-7800**

August 30, 2010

Weidong Hong
Chief Executive Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013, P.R. China

> **Re:   Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **Forms 6-K filed May 19, 2010 and August 13, 2010**
> **File no. 001-33134**

Dear Mr. Hong:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 56

1.     We note your discussion regarding goodwill.  Tell us how you considered disclosing the amount of goodwill allocated to each of your two reporting units.  Please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value for each of your reporting units and if so, please disclose this determination in future

filings. To the extent that either of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings.

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Please refer to Item 5.D. of Form 20-F and Section V of SEC Release No. 33-8350.

2. We note the recent drop in your stock price and market capitalization since the fiscal year ended December 31, 2009. Tell us how you considered ASC 350-20-35-30 and whether you believe this is a triggering event that would require you to reassess your goodwill for impairment. To the extent that you performed an interim impairment analysis of your goodwill, please provide your conclusions.

A. Operating Results, page 59

3. It appears you have provided limited disclosure regarding the factors that have affected the company's financial condition and results of operations for the periods covered by the financial statements. Tell us what consideration you gave to discussing the primary drivers and other material factors necessary to understand the changes in revenue, cost of revenue, and operating expenses. For example, it does not appear that you have discussed the extent to which changes in revenue were attributable to changes in prices, volume, mix of products or services being sold, or the mix of customers. In this regard, we note that while you have disclosed the change in the percentage of your revenues derived from Joint-Stock banks and small and mid-sized banks in China, you have not discussed the extent to which "changing client composition and changes in their behavior" materially contributed to the increase in revenues in 2008 or the significant decrease in revenues in 2009. See Item 5.A of Form 20-F. Please advise.

Revenues by Sources, page 60

4. We note that you present your revenues, cost of revenues and gross profit for platform and maintenance services on a net basis as you indicate that the majority of such revenues are simply pass-through costs related to the third-party software or hardware. Tell us how you considered identifying this presentation as a non-GAAP measure and accordingly how you considered including the disclosures required by Regulation G and Item 10(e) of Regulation S-K.

<u>Gross Profit and Gross Margin, page 63</u>

5.      We note on page 64 that you discuss three main reasons for the decrease in gross margin in 2009.  Please tell how you considered quantifying the impact of each of the reasons mentioned.  We refer you to Item 5.A.1 of Form 20-F and Section III. D of SEC Release 34-26831.

<u>Income from Operations</u>

<u>Other Income (Expenses), page 66</u>

6.      We note the significant fluctuations in total other income (expense) from RMB4.5 million of other income in fiscal 2007 to ($3.8) million of other expense in fiscal 2008 to $3.1 million of other income in fiscal 2009.  However, your disclosures on page 66 only discuss the 2009 increase in investment income and other income, but there is no discussion of the components of such amounts.  Tell us how you considered enhancing your disclosures to more clearly explain and quantify the various factors that contributed to the change in other income (expenses) for each of the periods presented.  Please include an explanation of such changes in your response. We refer to Item 5.A.1 of Form 20-F and Section III. D of SEC Release 34-26831.

<u>B. Liquidity and Capital Resources, page 68</u>

7.      It appears that you had outstanding short-term borrowings of $11.7 million as of December 31, 2009.  Please disclose the material terms of these loans including the parties to the loan agreement and any material covenants or representations associated with the loan.  Also provide us with an analysis as to how you determined that the loan documents and the guarantee provided by your chief executive officer need not be filed.  See Instruction 4(a) of the Exhibits to the Form 20-F.

8.      We note the significant changes in accounts receivable from year-end 2008 to year-end 2009, which was mainly due to the implementation of a new compensation scheme that resulted in increased collection efforts by the sales staff. We also note that your Form 6-K furnished on May 19, 2010 includes an analysis of days sales outstanding (DSO) for accounts receivable.  Tell us how you considered disclosing days sales outstanding ("DSO") at each balance sheet date and its impact on cash flows in your Form 20-F.  We refer you to the guidance in Section IV.B.1 of SEC Release 34-48960.

9.      We note the considerable increases in costs and estimated earnings in excess of billings on uncompleted contracts and to a lesser extent the increases in billings in excess of costs and estimated earnings on uncompleted contracts from fiscal 2008 to 2009.   Please tell us the reasons for such changes and tell us how you considered disclosing this

information in your liquidity and capital resources discussion.  We refer you to Section IV.B.1 of SEC Release 34-48960.

Item 6.  Directors, Senior Management and Employees

B.  Compensation, page 72

10.     We note that you have not disclosed any amounts that you have set aside or accrued to provide pension, retirement or similar benefits to your directors or executive officers. See Item 6.B.2 of Form 20-F.  However, Note 2(n) to your Consolidated Financial Statements indicates that you participate in a defined contribution retirement plan that covers your employees.  Please advise.

C.  Board Practices, page 74

11.     It does not appear that you have provided a negative statement as to whether the employment agreements with your executive officers and directors provide for benefits upon termination of employment.  Refer to Item 6.C.2 of Form 20-F and advise.

Item. 7. Major Shareholders and Related Party Transactions, page 79

12.     We were unable to locate the information required by Item 7.A.2 of Form 20-F.  Please advise.

B.  Related Party Transactions, page 79

13.     With respect to the cash advances made to and borrowings from your affiliates, please describe the nature of each of the transactions.  In addition, tell us whether there was any interest on the transactions entered into with your affiliates or with your chief executive or chief operating officers.

Item 10.  Additional Information

C. Material Contracts, page 88

14.     Please tell us whether you have entered into any material contracts other than in the ordinary course of business within the two years immediately preceding the date of your annual report.  It is unclear from your disclosure whether you have entered into any such contracts.  If you have, it does not appear that your disclosure complies with the requirement to include in this section a summary of any such contracts, including the general nature of the contract, terms and conditions, dates and parties to the contract. Please advise.

Item 11. Quantitative and Qualitative Disclosure About  Market Risk, page 93

15.     Please provide quantitative disclosure regarding the foreign exchange risk that you have
        identified as required by Item 11(a)(1) of Form 20-F or tell us why disclosure is not
        warranted.

Item 15.  Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 94

16.     It appears you have omitted the statement that the registered public accounting firm that
        audited the financial statements included in the Form 20-F has issued an attestation report
        on management's assessment of your internal control over financial reporting.  Refer to
        Item 15(b)(4) of Form 20-F and advise.

Item 16G. Corporate Governance, page 97

17.     It does not appear that your disclosure complies with the requirements of this Item, which
        calls for a concise summary of the significant ways in which your corporate governance
        practices differ from those followed by domestic companies listed on the Nasdaq Stock
        Market.  In this regard, we note related risk factor disclosure on page 26 of the Form 20-
        F.  Please advise.

Item 18.  Financial Statements

Consolidated Statements of Operations, page F-4

18.     We note that your platform and maintenance services consist of system integration
        service, agency sales and maintenance services.  We further note that the system
        integration services include revenues from both 3$^{rd}$ party hardware sales and the value
        added services provided in obtaining such hardware and yet you categorize all of these
        revenues as services in your consolidated statement of operations.  Tell us the amount of
        revenues from your system integration services applicable to (a) the hardware and (b) the
        service portion of the arrangement for each period presented.  Also, tell us how you
        considered separately classifying revenues, as well as cost of revenues, from your system
        integration arrangements as product and services pursuant to Item 18 of Form 20-F and
        Rule 5-03(b)(1) and (2) of Regulation S-X.  To the extent that these bundled
        arrangements cannot be separated between product and services, then tell us how you
        considered providing a separate category in your consolidated statement of operations for
        such arrangements.

19.     While we note from your disclosures in Note 18 that the assumed exercise of UPOs is
        anti-dilutive and was therefore not included in the calculation of diluted loss per share, it

is not clear why you have labeled the diluted net loss per share and diluted weighted average common shares outstanding information as "N/A." Considering there is no difference between your basic and diluted per share information; tell us how you considered including diluted weighted average common shares and diluted net loss per share information equivalent to your basic per share disclosures pursuant to the guidance in ASC 260-10-45-7.

Note 1. Organization and Description of Business, page F-8

20.    We note that on August 30, 2009, Yuxinyicheng transferred its 100% interest in Guangzhou Sihitech at carrying value to a third party. Your disclosures on page F-50 indicate that the consideration received approximated the net asset value of Guangzhou Sihitech at the date of disposal. Tell us the amount of the consideration received and please clarify whether you have received such funds. In this regard, we note from your disclosures in Note 5 that other receivables include consideration for the disposals of a subsidiary and an equity method investment. To the extent these receivables relate to the sale of this subsidiary, explain further the payment terms of such receivable. Also, tell us how you accounted for the transfer and provide the specific accounting literature upon which you relied. Also, tell how you reflected this transaction in the financial statements and in particular your consolidated statements of cash flows.

Note 2. Summary of Significant Accounting Policies and Practices

(k) Revenue Recognition, page F-20

21.    Your disclosures on page 29 indicate that you typically only provide Platform & Maintenance Services as part of a larger client engagement that includes Software & Solutions. Please explain further how you determined that your system integration services should be accounted for separately from your software and solutions arrangements and why these arrangements are not included with your ASC 985-605 contracts.

22.    We note your disclosures regarding your collaboration agreement with China Financial Certification Authority ("CFCA"). Specifically, on page 13 you indicate that CFCA will host and maintain the online banking platform and you will provide the necessary hardware and online banking solutions. Tell us the amount of revenues earned from this arrangement for each period presented. In addition, please clarify your response to comment 12 in your October 20, 2008 letter where you indicate that the company will recognize the annual fee for hosting and maintenance of the ASP platform and a customization fee on a per request basis. In this regard, explain further why the company is recognizing the hosting and maintenance revenues when your current disclosures indicate that CFCA hosts and maintains the online banking platform. Your prior response also indicated that the company and CFCA will share the variable fees based on the number of users, transaction type and transaction volume. Please explain further your

analysis of net accounting for these transactions. In this regard, tell us what you mean by the "merchant" is the primary obligor and that you have no latitude in establishing pricing. Tell us who the merchant is in these transactions and tell us what portion of the arrangement fee represents your net revenue. In addition, tell us how you considered including a discussion of your revenue recognition policy for these arrangements in your footnote disclosures.

(t) Investments under Equity Method, page F-24

23.    We note that you recognized a loss from equity investments of RMB3,829,961 during fiscal 2009. Please provide us with a breakdown of such amount by equity method investee. In addition, please clarify whether the RMB6,291,960 gain on disposal of Elegon was recorded with the loss from equity method investees or whether it was included in other income, net. Also, tell us how you considered whether financial statements pursuant to Rule 3-09 of Regulation S-X are required for any of your equity method investees and provide the calculations that support your conclusions.

Note 14. Reserves, page F-40

24.    We note that you are incorporated in the British Virgin Islands, however a significant portion of your assets and operations are located in the PRC, which restricts the transfer of assets or dividends outside that country. As such, tell us how you considered Rule 5-04 of Regulation S-X in determining whether audited information for the parent company only is required. Similarly, tell us how you considered the requirements of Rule 4-08(e)(3) of Regulation S-X to include a discussion of these restrictions in the financial statement footnotes. In this regard, while we note your disclosures regarding the statutory reserve requirements on page F-40, it is unclear whether these are the only restricted assets of your Chinese subsidiaries and VIEs. Please explain and provide the calculations that support your conclusions.

Exhibits

25.    It appears that the employment agreements with your independent directors should be filed as exhibits to the Form 20-F. Please tell us how you determined that these agreements are not required to be filed. See Instruction 4(c) of the Exhibits to Form 20-F.

Exhibits 12.1 and 12.2

26.    The certifications signed by your principal executive and principal financial officers continue to include the certifying individual's title at the beginning of the certifications. Please conform the certifications with the text provided in Instruction 12 of the Exhibits to Form 20-F. In this regard, we note your response in your letter dated October 20, 2008

in connection with our review of the Form 20-F for the fiscal year ended December 31, 2007 that you would provide conforming certifications.

Forms 6-K Furnished May 19, 2010 and August 13, 2010

27.     We note you have provided disclosure of DSO on a pro-forma basis, which accounts for the impact of agency services contracts.  Tell us how you determined the amounts applicable to agency service contracts and tell us how you considered including an explanation of what agency service contracts represent in your Form 6-K.  Also, tell us how you considered referring to the pro-forma DSO amounts as non-GAAP DSO and how you considered including the disclosures required by Regulation G.  We refer you also to Question 102.12 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for further guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters.  Please contact Jan Woo, Staff Attorney at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457 with any other questions.  If you need further assistance, you may contact me at (202) 551-3499.

                                                Sincerely,


                                                Kathleen Collins
                                                Accounting Branch Chief